                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC.

                                   FORM 12B-25


                                                 Commission File Number: 0-10734
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                           NOTIFICATION OF LATE FILING

         (Check One): [X] Form 10-K    [ ] Form 11-K     [ ] Form 20-F
                      [ ] Form 10-Q    [ ] Form N-SAR

For Period Ended: JUNE 27, 1998
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[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K     [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: FERROFLUIDICS CORPORATION
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Former name if applicable


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Address of principal executive office (Street and number): 40 SIMON STREET
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City, State and Zip Code: NASHUA, NEW HAMPSHIRE 03061
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                                     PART II
                             RULE 12B-25(b) AND(c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Ferrofluidics Corporation (the "Company") is unable to meet its filing date for the Form 10-K for the year ended June 27, 1998 without unreasonable effort or expense. The Company has requested further advice from its accountants and legal counsel regarding accounting and legal disclosure matters as a result of the consummation of the sale of certain of the assets of its Systems Division on September 23, 1998. Due to these circumstances, the Company is requesting an extension on this Form 12b-25 of the Securities Exchange Act of 1934, as amended.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         WILLIAM B. FORD, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER,
         (603) 883-9800

     (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company believes that there will be a significant change in results of operations from the corresponding period for the last fiscal year as reflected in the earnings statement to be included in the Form 10-K for the year ended June 27, 1998. However, the Company cannot reasonably estimate such change until the Company completes its consultation with its accountants and legal counsel referred to in Part III above.

                            FERROFLUIDICS CORPORATION
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date: September 25, 1998          By: /s/ William B. Ford
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                                      William B. Ford
                                      Vice President and Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).